Mail Stop 6010

May 3, 2006

Gerard A. Herlihy
Chief Financial Officer
Ener1, Inc.
500 West Cypress Road – Suite 100
Ft. Lauderdale, FL 33309

> **Re:** **Ener1, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **Form 10-QSB/A for the Fiscal Quarters Ended March 31, 2005, June 30, 2005 and September 30, 2005**
> **File No. 000-21138**

Dear Mr. Herlihy:

We have reviewed your response letter dated January 5, 2006 and subsequent filings and have the following additional comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 6: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies, page 26

1.   Revise this section to clearly disclose the methodology and significant estimates/assumptions used to value derivatives. Refer to the guidance provided in SEC Release No. 33-8350.

2.   In light of the on-going discussions surrounding EITF 05-04, please include a clear discussion of the status of EITF 05-04 in this section of your filing which discloses the view adopted by the company and how your accounting could be impacted by a final outcome that is different from the view that you have applied.

Note 4. Restatement and Reclassifications of Previously Issued Financial Statements, page 52

3.   The information presented in this Note does not provide investors with a clear path between the originally filed and restated numbers. Please expand to provide disclosure showing the originally reported balance, the effect of each individual restatement adjustment and the as restated balances for each year-end. Any adjustments arising from our additional comment should also be repeated in this manner so that there is a clear path between the original and restated data.

4.   In addition, please revise to include the restatements related to (i) the Series B Convertible Preferred Stock issued in October 2004; (ii) the warrants to purchase common stock associated with the Series B Convertible Preferred Stock; and (iii) the warrants to purchase comment stock associated with the Series A Convertible Preferred Stock.

Note 5. Net Income Per Share, page 54

5.   Please revise the filing to provide a reconciliation of how you computed the basic and diluted earnings per share from continuing operations for the years presented. Refer to paragraph 40 of SFAS 128.

6.   We note the disclosures included on page 54 relating to your calculation of diluted net income per share. Please address the following:

        ·   Tell us and revise the filing to clarify how the methods used to determine the dilutive effects of your options, warrants, and convertible redeemable preferred stock comply with the guidance in paragraph 29 of SFAS 128 and EITF Topic D-72, or explain why that guidance in not applicable.

· Specifically address how you considered the impact of the shares issuable under your warrant liabilities and how, if any, you reflected the related market-to-market adjustments recorded in each period when calculating diluted net income per share.

· Tell us your consideration of the guidance in Issues 2, 3, 7 and 8 of EITF 03-06 in calculating diluted net income per share.

Note 12. Debt and Debt Guarantees, page 59

7. We note that the initial interest rate increased since you did not achieve specific milestones by certain dates. Please revise to disclose which specific milestones you did not achieve, resulting in an increase in interest rate.

8. We note on page 25 of your MD&A that you are required to pay penalties until the stock is quoted on the OTC Bulletin Board. Please tell us and revise to clarify if you are also required to maintain listing for a certain period of time. If so, please tell us the amount of the penalty you will incur if you fail to remain listed.

Note 17. Warrants, Stock Option and Stock Purchase Plans, page 64

9. In connection with the acquisition of Ener1 Battery's common stock, you issued a warrant to purchase 69,000,000 share of common stock at $.08 per share. Please revise the filing to disclose all the significant terms of the warrant. Also, revise to include how you accounted for the warrants, including the valuation methodology and related assumptions.

10. Please provide a schedule showing the total shares of common stock needed as of December 31, 2005 for the conversion or exercise of all your convertible debentures, convertible preferred stock, warrants and stock options. Please also provide the amount of issued, authorized and available shares as of December 31, 2005.

11. Please refer to Section 2.6 of the Battery Warrant Agreement included in your Form 8-K filed September 6, 2002. We note that in the event you issue any shares of common stock at a per share price less than the applicable exercise price of the Battery Warrants, the exercise price is subject to reduction. Please confirm that there has been no "adjustment events" since the issuance of the Battery Warrants. Specifically address the issuance of employee stock options noted on page 65 at prices below $0.08.

12. We note in your letter dated January 5, 2006 that you concluded that the Battery Warrants "do not include an explicit limit on the number of shares of Company Common Stock to be delivered upon exercise" therefore you concluded the Battery Warrants should be classified as a derivative liability. Please tell us your consideration of the guidance in paragraph 19 of EITF 00-19 in reaching your

conclusion regarding the classification of the warrants. Specifically, tell us why you believe that share settlement is not within the control of the company.

Note 18. Redeemable Preferred Stock, page 67

13.   We note that you have classified the Series A and Series B Preferred Stock as liabilities due to the potential redemption of the shares.

· Please explain in detail the terms and factors you considered pertinent in reaching your conclusion that liability classification was required pursuant to SFAS 150 at the period-ends.
· Discuss how you considered whether classification in the mezzanine level between debt and equity was appropriate in light of the guidance in EITF Topic D-98.
· Tell us why long-term liability treatment was appropriate at the balance sheet date.

14.   We note that you allocated the proceeds received from the issuance of the Series A and Series B Preferred Stock using the with-and-without method as outlined in SFAS 133. It appears that you are referring to the with-and-without methodology used to value embedded derivatives of hybrid instruments as detailed in DIG B6 to SFAS 133. However, we note that the guidance in DIG B6 focuses on embedded derivatives while the warrants in question are freestanding. In addition, we note that you have recorded the preferred stock as liabilities pursuant to SFAS 150.

· Please explain to us why you believe the guidance in DIG B6 is applicable to your situation.
· Tell us how you considered the guidance in paragraph 20 of SFAS 150 in selecting your allocation methodology.
· As part of your consideration of whether classification in the mezzanine level between debt and equity was appropriate, as requested in the second bullet to the comment above, please address how you considered the guidance in EITF Topic D-98 which expressed the SEC staff's belief that the initial carrying amount of redeemable preferred stock should be its fair value at issue date.

Note 19. Derivatives, page 69

15.   It appears that the 2004 and 2005 Debentures may contain other embedded derivatives that you should evaluate under SFAS 133 and EITF 00-19. Specifically, tell us how you evaluated and concluded on the appropriate accounting for the following:

- We note that the interest rate will double if the company fails to meet certain milestones. Please tell us how you evaluated this feature using the guidance in paragraph 13 and 61(h) of SFAS 133.
- We note that in the event of default or fundamental change, the holder will be entitled to require the company to redeem the 2005 debt at various amounts, for example at the greater of 105% of the unpaid principle and accrued interest or the value of the shares into which the principle and accrued interest could be converted at the time of default multiplied by the then market price. Please tell us how you evaluated this put feature, especially considering the guidance in paragraph 61(d) and DIG B16 to SFAS 133.

16.   Please refer to paragraph 10 of SFAS 107 and paragraph 44 of SFAS 133 and revise this note or Note 3 to address the following:

- Describe the accounting for, as well as the methods used to value, each type of derivative instrument. Disclose the intervals at which you revalue the derivatives and record the change in fair value to income.
- In light of the material derivative gains and losses reported in the periods, disclose the assumptions you used at inception and at each reporting date, including the volatility rate, discount rate and expected life.
- Disclose the reasons for any significant change in the assumptions or the valuation method between balance sheet dates.

17.   We note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay a liquidated damages payment. We note the EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4 *The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19.* The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 to EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to bifurcate the conversion option from the debt host.

In addition, it appears that the warrants issued are also subject to the same registration rights agreement noted above. As a result, we note the accounting and classification of these freestanding instruments may also be impacted depending on your view as to the appropriate accounting for the instruments under EITF 00-19 and your consideration of EITF 05-4. Please advise.

Form 10-QSB/A for the periods ended March 31, 2005, June 30, 2005 and September 30, 2005

General

18.   Revise your Form 10-QSB's to comply with the above comments, as applicable.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Angela Crane
                                        Branch Chief